UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GENIE ENERGY LTD.
(Name of Subject Company (Issuer))

GENIE ENERGY LTD.
(Name of Filing Person (Offeror))

Class B Common Stock, par value $0.01 per share
(Titles of Classes of Securities)

372284208
(CUSIP Numbers of Classes of Securities)

HOWARD JONAS CHIEF EXECUTIVE OFFICER GENIE ENERGY LTD. 550 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. SCHWELL WIMPFHEIMER & ASSOCIATES LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$38,250,000	$4,926.60

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 5,000,000 shares of Genie Energy Ltd. (“Genie”) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for 5,000,000 shares of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”). The amount is estimated based upon the product of (a) $7.65, which is the average of the high and the low price per share of the Preferred Stock on May 21, 2014, the last reported trade before the date of this Offer to Exchange as reported by the NYSE, and (b) 5,000,000, representing the number of shares offered to be exchanged.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 1 for Fiscal Year 2014, issued August 30, 2013, equals $128.80 per million dollars of the transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

TABLE OF CONTENTS

ITEM 1. SUMMARY TERM SHEET	1
ITEM 2. SUBJECT COMPANY INFORMATION	1
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON	1
ITEM 4. TERMS OF THE TRANSACTION	1
ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS	2
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	2
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	2
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY	2
ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	2
ITEM 10. FINANCIAL STATEMENTS	2
ITEM 11. ADDITIONAL INFORMATION	3
ITEM 12. EXHIBITS	3
SIGNATURE	4
EXHIBIT INDEX	4
EX-99(a)(1)(A)
EX-99(a)(1)(B)
EX-99(a)(1)(C)
EX-99(a)(1)(D)
EX-99(a)(1)(E)
EX-99(a)(5)(A)
EX-99(d)(A)

This Tender Offer Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by Genie Energy Ltd., a Delaware corporation (together with its subsidiaries, “Genie” or the “Issuer”), to exchange (the “Exchange Offer”) one share of its currently outstanding Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for one share of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”), up to 5,000,000 shares in the aggregate.

Upon the terms and subject to the conditions of the Exchange Offer, the Issuer will issue one share of Preferred Stock in exchange for each share of Class B Common Stock to the extent such Class B Common Stock share is validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer. The Exchange Offer is being made for up to 5,000,000 shares of Class B Common Stock. In the event that more than 5,000,000 shares of Class B Common Stock are tendered, Genie will exchange shares of Class B Common Stock on a pro-rata basis. For a more detailed description of the Preferred Stock the Issuer is proposing to issue in the Exchange Offer, please see the section of the Offer to Exchange titled “Description of Series 2012-A Preferred Stock.” The Exchange Offer is open to all holders of the outstanding shares of Class B Common Stock and is subject to customary conditions. Subject to applicable securities laws and the terms set forth in the Offer to Exchange, the Issuer reserves the right to waive any and all conditions to the Exchange Offer.

The Offer to Exchange and the letter of transmittal (together, as amended and supplemented from time to time, the “Disclosure Documents”) are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Genie. All information in the Disclosure Documents, including all schedules, is hereby expressly incorporated by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address

                The name of the subject company is Genie Energy Ltd., a Delaware corporation, and the address of its principal executive offices and its mailing address is 550 Broad Street, Newark, NJ 07102. The telephone number of its principal executive offices is (973) 438-3500.

(b) Securities

                The subject securities are Genie Class B Common Stock, $0.01 par value per share. The number of shares of Class B Common Stock outstanding on May 20, 2014 was 19,781,279. Genie is offering to issue up to 5,000,000 shares of Preferred Stock.

(c) Trading Market and Price

                The information concerning the principal market in which the shares of Class B Common Stock and shares of Preferred Stock are traded and certain high and low sales prices for the shares of Class B Common Stock and Preferred Stock in the principal market in which the shares of Class B Common Stock and Preferred Stock are traded is set forth in the section of the Offer to Exchange titled “Markets and Market Price,” which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Genie Energy Ltd. is the filing person and the subject company. For information about the subject company, see Item 2(a) above. The information regarding the directors and executive officers of the Issuer is set forth in Annex B of the Offer to Exchange, which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Additional Information Regarding the Exchange Offer ,” “Material United States Federal Income Tax Considerations,” “Selected Historical and Unaudited Pro Forma Consolidated Financial and Operating Data,” and “Description of Series 2012-A Preferred Stock - Material Differences Between Class B Common Stock and Series 2012-A Preferred Stock” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Exchange titled “Additional Information Regarding the Exchange Offer — Purpose and Reasons for the Exchange Offer” and “Interests of Certain Persons in the Exchange Offer” is incorporated herein by reference.

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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the section of the Offer to Exchange titled “Past Contacts, Transactions, Negotiations And Agreements” and “Interests of Genie Directors and Executive Officers in the Exchange Offer” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer” and “Additional Information Regarding the Exchange Offer —Purpose of and Reasons for the Exchange Offer” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Exchange titled “Additional Information Regarding the Exchange Offer —Certain Effects of the Exchange Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Exchange titled “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the section of the Offer to Exchange titled “Interests of Genie Directors and Executive Officers in the Exchange Offer” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Exchange titled “Interests of Genie Directors and Executive Officers in the Exchange Offer” and “Transactions in Genie Common Stock” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Exchange titled “Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a),(b) The information set forth in the section of the Offer to Exchange titled “Selected Historical and Unaudited Pro Forma Consolidated Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Bill Ulrey, Vice President–Investor Relations and External Affairs, by phone at (973) 438-3838, or by mail addressed to Bill Ulrey, Vice President–Investor Relations and External Affairs, at 550 Broad Street, Newark, NJ 07102.

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ITEM 11. ADDITIONAL INFORMATION.

(a)(1) None.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(b) None.

ITEM 12. EXHIBITS.

The Exhibit Index attached hereto is incorporated by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIE ENERGY LTD.
By:	/s/ Howard Jonas
Name:	Howard Jonas
Title:	Chief Executive Officer

Date: May 22, 2014

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated May 22, 2014.
(a)(1)(B)	Letter of Transmittal, dated May 22, 2014.
(a)(1)(C)	Notice of Guaranteed Delivery, dated May 22, 2014.
(a)(1)(D)	Letter to Clients, dated May 22, 2014.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 22, 2014.
(a)(5)(A)	Press Release of Genie Energy Ltd., dated May 22, 2014.
(b)	Not applicable.
(d)(A)	Amended and Restated Voting Agreement between Genie Energy Ltd. and Howard Jonas, dated September 5, 2012.
(g)	Not applicable.
(h)	Not applicable.

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